

December 26, 2017

Yi Hsiao Mao
Chief Executive Officer
China United Insurance Service, Inc.
7F, No. 311 Section 3
Nan-King East Road
Taipei City, Taiwan

>   Re: **China United Insurance Service, Inc.**
>   **Form 10-K for the Year Ended December 31, 2016**
>   **Filed March 15, 2017**
>   **File No. 000-54884**

Dear Mr. Mao:

We have reviewed your December 7, 2017 response to our comment letter and have the following comment.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2017 letter.

Form 10-K for the Year Ended December 31, 2016

Consolidated Financial Statements
Note 8 - Acquistion and Goodwill
Acquisition of GHFL, page 105

1.   We have read your response to our prior comment. You have not demonstrated that your acquisition of GHFL was that of a business as defined in ASC 805-10-55. In this regard, that the acquisition provided Mr. Li an incentive to participate in assisting the Company to obtain controlling interest in Genius Broker or in other companies, as indicated in your response, does not provide sufficient support that your acquisition of GHFL was that of a business. Since 15.64% interest in Genius Broker appears to be the only substantive asset

acquired in the GHFL transaction and you have not demonstrated that you acquired inputs and processes capable of producing outputs pursuant to ASC 805-10-55-4, please restate your financial statements to account for the transaction as an asset acquisition and amend the relevant filings accordingly.

You may contact Keira Nakada at 202-551-3659 or Jim Rosenberg at 202-551-3679 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance